Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2010

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Content

1.	Core Business and Strategy	2
2.	Q2 2011 Highlights	2
3.	Q2 Operating Performance	3
4.	Q2 Financial Results	12
5.	Liquidity and Capital Resources	14
6.	Financial Instruments and Related Risks	15
7.	Off-Balance Sheet Arrangements	16
8.	Transactions with Related Parties	16
9.	Critical Accounting Policies and Estimates	17
10.	Future Accounting Changes	18
11.	Other MD&A Requirements	20
12.	Outstanding Share Data	20
13.	Risks and Uncertainties	21
14.	Disclosure Controls and Procedures	21
15.	Directors and Officers	22
16.	Outlook for Fiscal 2011	22
Forward Looking Statements		23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2010

(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance.  This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended September 30, 2010 and the related notes contained therein.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  In addition, the following should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended March 31, 2010, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F.  This MD&A refers to various non-GAAP measures, such as adjusted net earnings and adjusted earnings per share, cash flow from operations before non-cash working capital changes, cash and total production cost per ounce of silver, etc.  Those non-GAAP measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning.  Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of November 8, 2010.

1.                  Core Business and Strategy

Silvercorp Metals Inc. is a Canadian-based primary silver producer with mining, development and exploration projects located in China and Canada.  Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The Company is applying for a mining permit at the GC property in Guangdong Province to establish a second base for production in China.  Besides the silver production, the Company signed agreements to acquire the BYP gold-lead-zinc property in Hunan Province on November 8, 2010.  This acquisition marks another significant step for the Company’s growth and allows Silvercorp to establish a third production base in China.  Additionally, Silvercorp is developing the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification.

The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Index.

2.                  Q2 2011 Highlights

•                      Silvercorp overcame the flood damage at the Ying Mining Camp caused by the heavy storm in July and achieved record ore production of 154,445 tonnes.

•                      Silver production of 1.34 million ounces, a 17% increase compared to 1.15 million ounces in the second quarter of fiscal 2010 (“Q2 2010”).  This production number exceeded previous guidance of a 10% reduction in production for the quarter and is only 3% below the record production of 1.39 million ounces in last quarter;

•                      Net income of $12.5 million, or $0.08 per share, a 40% increase from a year ago.  Excluding all non-operational items, adjusted net earnings was $14.7 million, or $0.09 per share;

•                      Sales increased 45% to $36.3 million compared to Q2 2010, driven by increased quantities of silver, lead and zinc metals sold and higher realized prices;

•                      Cash flow from operations before non-cash working capital changes increased 21% to $18.8 million;

•                      Achieved total production cost of negative $5.17 per ounce of silver and a cash cost of negative $6.30 per ounce of silver, making Silvercorp an industry leading low-cost producer;

•                      Dividend payment of $3.2 million, or CAD$0.02 per share;

•                      Total cash, cash equivalents and short term investments increased to $110.2 million; and

•                      On November 8, 2010, Silvercorp signed agreements to acquire a 70% interest in the BYP gold-lead-zinc property in Hunan Province, China.  This acquisition marks another significant step for the Company’s growth and allows Silvercorp to establish a third production base in China.

3.                  Q2 Operating Performance

(a) Overall View

In Q2 2011, Silvercorp worked hard to overcome the difficulties brought by the heavy storm at the Ying Mining Camp in July.  The Company not only eliminated its estimated 10% production reduction, but also mined a record 154,445 tonnes of ore, which was 51,984 tonnes, or 51%, more than the 102,461 tonnes of ore mined in Q2 2010.  For the six months ended September 30, 2010 (the “1st HY 2011”), the Company mined 299,427 tonnes of ore, a 45% increase from the same period last year of 206,385 tonnes.  The record mine production was mainly due to the improvement from TLP, HPG, and LM projects as mine development progresses.

In Q2 2011, the Company milled 150,553 tonnes of ore, 56,781 tonnes, or 61%, more than the 93,772 tonnes of ore milled in Q2 2010.  During the six months ended September 30, 2010, 299,742 tonnes of ore was milled, which was 116,229 tonnes, up 63% compared to 183,513 tonnes last year.  The increased mill throughput achieved as the second mill at Ying Mining Camp commenced operations at the beginning of 2010.   Along with the original mill that has a capacity of 1,000 tonnes per day, the total milling capacity has increased to 2,500 tonnes per day, providing capacity to accommodate future production growth.

In Q2 2011, the Company produced and sold 1.34 million ounces of silver, 17.0 million pounds of lead and 3.9 million pounds of zinc, an increase of 17%, 12% and 2%, respectively, compared to the same period last year.  For the six months ended September 30, 2010, metals production was 2.73 million ounces of silver, 35.8 million pounds of lead and 8.3 million pound of zinc, which were 17%, 15% and 10% higher than the same period last year.  The increases were attributable to greater mine and mill throughputs.

(b)  Mining Cost

In Q2 2011, the consolidated total mining cost and the cash mining cost were $49.12 and $40.36 per tonne, respectively, decreased by 14% and 18%, respectively, compared to the total mining costs of $57.05 and cash mining cost of $49.48 in the same quarter last year.

During the six months ended September 30, 2010, the consolidated total mining cost and the cash mining cost were $48.89 and $40.36 per tonne, respectively, a decrease of 11% and 13%, respectively, compared to the total mining costs of $54.81 and cash mining cost of $46.59 in the same quarter last year.

The decrease of cash and total mining cost was mainly due to the production increase.  With more ore being mined, the cost was lower as less fixed costs were allocated to each unit.

The major components of cash mining cost in Q2 2011 were composed of the followings: 43% for mining contractor costs (Q2 2010 — 41%); 11% for materials and supplies (Q2 2010 — 24%); 17% for labour costs (Q2 2010 — 13%); 12% for utility costs (Q2 2010 — 10%) and 17% for other miscellaneous costs (Q2 2010 — 12%).

(c)  Milling Cost

In Q2 2011, the consolidated total milling cost was $13.06 per tonne and cash milling cost was $11.36 per tonne, representing an increase of 30% and 25% respectively from the total milling cost of $10.06 per tonne and cash milling cost of $9.09 per tonne in the same period last year.

During the six months ended September 30, 2010, the total milling cost and the cash milling costs were $13.30 and $11.61, respectively, up 19% and 14%, from $11.16 and $10.17 per tonne, respectively, a year ago.

The higher milling cash cost compared to a year ago was mainly due to higher administrative costs and labour cost for running two mills at the same time, along with the increased amortization charged on the second mill, which further increased total milling cost compared to a year ago.

The major components of cash milling costs in Q2 2011 were composed of the followings: 30% for raw materials (Q2 2010 — 29%); 30% for utilities (Q2 2010 — 33%); 18% for mineral resources tax (Q2 2010 — 21%); 17% for labour costs (Q2 2010 — 16%) and 5% for milling related administrative and miscellaneous costs (Q2 2010 — 1%).

(d)  Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain industry-leading low production costs per ounce of silver.  In Q2 2011, the consolidated total production cost per ounce of silver was negative $5.17 and the cash cost per ounce of silver was negative $6.30, comparable to the total production costs and cash production costs per ounce of silver of negative $5.61 and negative $6.33 respectively in same quarter last year.   During the six months ended September 30, 2010, the consolidated total production cost and cash cost per ounce of silver were negative $5.19 and negative $6.31, respectively, compared to negative $4.94 and negative $5.70, a year ago.  The improvement was mainly attributable to the increased by-product credits resulting from higher realized lead and zinc prices.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for the three and six months ended September 30, 2010 and 2009, respectively.

	Three months ended September 30, 2010
	YING	HPG & LM	TLP	Total
Cost of sales	$4,535	$1,382	$2,318	$8,235
By-product lead, zinc, and gold sales	(13,293)	(982)	(2,421)	(16,696)
Total adjusted cash costs	(8,758)	400	(103)	(8,461)
Ounces of silver sold	1,095	79	168	1,343
Total cash costs per ounce of silver	$(7.99)	$5.05	$(0.61)	$(6.30)

Total adjusted cash costs	$(8,758)	$400	$(103)	$(8,461)
Amortization and depletion	1,159	83	280	1,522
Total adjusted cost of goods sold	(7,599)	483	177	(6,939)
Ounces of silver sold	1,095	79	168	1,343
Total production cost per ounce of silver	$(6.94)	$6.09	$1.05	$(5.17)

	Three months ended September 30, 2009
	YING	HPG & LM	TLP	Total
Cost of sales	$4,664	$463	$46	$5,173
By-product lead, zinc, and gold sales	(11,569)	(810)	(72)	(12,450)
Total adjusted cash costs	(6,905)	(347)	(26)	(7,277)
Ounces of silver sold	1,107	36	7	1,150
Total cash costs per ounce of silver	$(6.24)	$(9.63)	$(3.64)	$(6.33)

Total adjusted cash costs	$(6,905)	$(347)	$(26)	$(7,277)
Amortization and depletion	805	17	2	824
Total adjusted cost of goods sold	(6,100)	(330)	(24)	(6,453)
Ounces of silver sold	1,107	36	7	1,150
Total production cost per ounce of silver	$(5.51)	$(9.17)	$(3.43)	$(5.61)

	Six months ended September 30, 2010
	YING	HPG & LM	TLP	Total
Cost of sales	$9,793	$2,463	$4,643	$16,899
By-product lead, zinc, and gold sales	(26,348)	(2,720)	(5,049)	(34,117)
Total adjusted cash costs	(16,555)	(257)	(406)	(17,218)
Ounces of silver sold	2,243	170	317	2,730
Total cash costs per ounce of silver	$(7.38)	$(1.51)	$(1.28)	$(6.31)

Total adjusted cash costs	$(16,555)	$(257)	$(406)	$(17,218)
Amortization and depletion	2,270	214	565	3,049
Total adjusted cost of goods sold	(14,285)	(43)	159	(14,169)
Ounces of silver sold	2,243	170	317	2,730
Total production cost per ounce of silver	$(6.37)	$(0.26)	$0.50	$(5.19)

	Six months ended September 30, 2009
	YING	HPG & LM	TLP	Total
Cost of sales	$9,192	$890	$63	$10,145
By-product lead, zinc, and gold sales	(21,767)	(1,504)	(127)	(23,398)
Total adjusted cash costs	(12,575)	(614)	(64)	(132,253)
Ounces of silver sold	2,241	71	14	2,326
Total cash costs per ounce of silver	$(5.61)	$(8.65)	$(4.43)	$(5.70)

Total adjusted cash costs	$(12,575)	$(614)	$(64)	$(13,253)
Amortization and depletion	1,719	30	4	1,753
Total adjusted cost of goods sold	(10,856)	(584)	(60)	(11,500)
Ounces of silver sold	2,241	71	14	2,326
Total production cost per ounce of silver	$(4.84)	$(8.23)	$(4.29)	$(4.94)

(e)          Operation Review

(i)             The following table summarizes historical operating information for each mine and totals for the three months ended September 30, 2010:

	Three months ended September 30, 2010
Q2 Fiscal 2011	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,017	48	—	3,065
Stockpiled Ore (tonne)	82,187	15,112	54,081	151,380
	85,204	15,160	54,081	154,445

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,017	48	—	3,065
Ore Milled (tonne)	79,995	15,848	51,645	147,488
	83,012	15,896	51,645	150,553

Mining cost per tonne of ore mined ($)	54.79	71.46	33.92	49.12
Cash mining cost per tonne of ore mined ($)	42.66	64.21	30.04	40.36
Non cash mining cost per tonne of ore mined ($)	12.13	7.25	3.88	8.76

Unit shipping costs($)	3.50	2.98	3.03	3.28

Milling cost per tonne of ore milled ($)	13.36	13.33	12.50	13.06
Cash milling cost per tonne of ore milled ($)	11.51	11.85	10.99	11.36
Non cash milling cost per tonne of ore milled ($)	1.86	1.48	1.51	1.69

Average Production Cost
Silver ($ per ounce)	2.84	10.04	7.83	3.93
Gold ($ per ounce)	156.87	604.63	—	225.85
Lead ($ per pound)	0.16	0.56	0.44	0.22
Zinc ($ per pound)	0.13	0.45	0.34	0.18

Production Cost and Cash Cost Per Ounce of Silver
Total production cost per ounce of Silver ($)	(6.94)	6.09	1.05	(5.17)
Total cash cost per ounce of Silver ($)	(7.99)	5.05	(0.61)	(6.30)

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	91.8	86.9	91.6
Lead (%)	96.3	93.9	89.9	95.1
Zinc (%)	71.5	44.9	65.9	70.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	461.0	178.0	114.0	312.0
Lead (%)	7.9	3.2	2.6	5.6
Zinc (%)	2.8	0.4	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,095	79	168	1,343
Gold (in thousands of ounce)	0.2	0.1	—	0.3
Lead (in thousands of pound)	13,486	1,020	2,522	17,028
Zinc (in thousands of pound)	3,275	60	534	3,869
Metal Sales
Silver ($)	15,993	1,168	2,481	19,642
Gold ($)	135	111	—	246
Lead ($)	10,945	831	2,077	13,853
Zinc ($)	2,213	40	344	2,596
	29,287	2,150	4,902	36,338
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.60	14.73	14.79	14.63
Gold ($ per ounce)	806.78	887.41	—	841.19
Lead ($ per pound)	0.81	0.81	0.82	0.81
Zinc ($ per pound)	0.68	0.66	0.64	0.67

(ii)          The following table summarizes historical operating information for each mine and totals for the three months ended September 30, 2009:

	Three months ended September 30, 2009
Q2 Fiscal 2010	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,550	37	2	3,589
Stockpiled Ore (tonne)	79,713	11,614	7,545	98,872
	83,263	11,651	7,547	102,461

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,550	37	2	3,589
Ore Milled (tonne)	80,657	8,640	886	90,183
	84,207	8,677	888	93,772

Mining cost per tonne of ore mined ($)	54.71	84.53	74.56	57.05
Cash mining cost per tonne of ore mined ($)	46.16	77.69	70.46	49.48
Non cash mining cost per tonne of ore mined ($)	8.55	6.85	4.10	7.57

Unit shipping costs($)	3.45	3.09	3.16	3.39

Milling cost per tonne of ore milled ($)	10.16	13.89	8.71	10.06
Cash milling cost per tonne of ore milled ($)	9.19	12.92	7.68	9.09
Non cash milling cost per tonne of ore milled ($)	0.96	0.97	1.02	0.97

Average Production Cost
Silver ($ per ounce)	2.53	4.55	3.46	2.63
Gold ($ per ounce)	110.57	268.51	—	149.85
Lead ($ per pound)	0.16	0.25	0.23	0.16
Zinc ($ per pound)	0.12	0.11	—	0.13

Total production cost per ounce of Silver ($)	(5.51)	(9.17)	(3.43)	(5.61)
Total cash cost per ounce of Silver ($)	(6.24)	(9.63)	(3.64)	(6.33)

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	86.4	81.7	92.6
Lead (%)	96.6	89.1	85.6	96.1
Zinc (%)	71.2	59.0	—	70.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	452.5	217.7	107.7	421.1
Lead (%)	8.1	4.8	4.9	7.9
Zinc (%)	3.0	0.4	—	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,107	36	7	1,150
Gold (in thousands of ounce)	0.1	0.2	—	0.3
Lead (in thousands of pound)	14,084	1,022	93	15,199
Zinc (in thousands of pound)	3,707	96	—	3,803
Metal Sales
Silver ($)	12,178	374	83	12,635
Gold ($)	48	140	—	188
Lead ($)	9,546	641	72	10,259
Zinc ($)	1,974	29	—	2,003
	23,746	1,184	155	25,085

Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.00	10.39	11.68	10.99
Gold ($ per ounce)	480.00	700.00	—	626.67
Lead ($ per pound)	0.68	0.63	0.78	0.67
Zinc ($ per pound)	0.53	0.30	—	0.53

(iii)       The following table summarizes historical operating information for each mine and totals for the six months ended September 30, 2010:

	Six months ended September 30, 2010
Q2 Fiscal 2011	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	6,356	125	10	6,491
Stockpiled Ore (tonne)	162,060	32,943	97,933	292,936
	168,416	33,068	97,943	299,427

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	6,356	125	10	6,491
Ore Milled (tonne)	161,893	33,924	97,434	293,251
	168,249	34,049	97,444	299,742

Mining cost per tonne of ore mined ($)	54.97	62.69	33.77	48.89
Cash mining cost per tonne of ore mined ($)	43.27	56.34	29.97	40.36
Non cash mining cost per tonne of ore mined ($)	11.71	6.35	3.80	8.53

Unit shipping costs($)	3.56	3.38	3.22	3.43

Milling cost per tonne of ore milled($)	13.52	12.67	13.16	13.30
Cash milling cost per tonne of ore milled ($)	11.78	11.25	11.45	11.61
Non cash milling cost per tonne of ore milled ($)	1.74	1.42	1.70	1.69

Average Production Cost
Silver ($ per ounce)	2.95	7.44	7.80	3.90
Gold ($ per ounce)	169.13	456.28	449.11	230.11
Lead ($ per pound)	0.16	0.39	0.42	0.21
Zinc ($ per pound)	0.13	0.28	0.35	0.17

Production Cost and Cash Cost Per Ounce of Silver
Total production cost per ounce of Silver($)	(6.37)	(0.26)	0.50	(5.19)
Total cash cost per ounce of Silver ($)	(7.38)	(1.51)	(1.28)	(6.31)

Total Recovery of the Run of Mine Ore
Silver (%)	92.0	90.7	86.0	91.2
Lead (%)	96.3	93.8	89.8	95.2
Zinc (%)	70.4	52.7	69.9	69.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	465.4	178.5	114.9	318.8
Lead (%)	8.0	4.1	2.6	5.8
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,243	170	317	2,730
Gold (in thousands of ounce)	0.6	0.5	0.2	1.3
Lead (in thousands of pound)	27,716	2,805	5,311	35,831
Zinc (in thousands of pound)	6,880	268	1,151	8,299
Metal Sales
Silver ($)	31,949	2,440	4,561	38,950
Gold ($)	508	444	158	1,110
Lead ($)	21,528	2,129	4,155	27,812
Zinc ($)	4,311	147	737	5,195
	58,296	5,160	9,611	73,067
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.24	14.35	14.39	14.27
Gold ($ per ounce)	816.52	879.67	831.41	842.88
Lead ($ per pound)	0.78	0.76	0.78	0.78
Zinc ($ per pound)	0.63	0.55	0.64	0.63

(iv)      The following table summarizes historical operating information for each mine and totals for the six months ended September 30, 2009:

	Six months ended September 30, 2009
Q2 Fiscal 2010	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	7,323	144	8	7,475
Stockpiled Ore (tonne)	162,188	24,993	11,729	198,910
	169,511	25,137	11,737	206,385

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,323	144	8	7,475
Ore Milled (tonne)	157,987	16,520	1,531	176,038
	165,310	16,664	1,539	183,513

Mining cost per tonne of ore mined ($)	53.77	54.79	69.92	54.81
Cash mining cost per tonne of ore mined ($)	44.26	53.28	65.93	46.59
Non cash mining cost per tonne of ore mined	9.51	1.51	3.99	8.22

Unit shipping costs($)	3.50	3.21	2.99	3.44

Milling cost per tonne of ore milled ($)	11.13	12.41	11.41	11.16
Cash milling cost per tonne of ore milled ($)	10.13	11.40	10.35	10.17
Non cash milling cost per tonne of ore milled	0.99	1.01	1.05	0.99

Average Production Cost
Silver ($ per ounce)	2.52	4.43	2.51	2.60
Gold ($ per ounce)	116.39	253.50	—	147.21
Lead ($ per pound)	0.15	0.24	0.16	0.15
Zinc ($ per pound)	0.12	0.16	—	0.12

Total production cost per ounce of Silver ($)	(4.84)	(8.23)	(4.29)	(4.94)
Total cash cost per ounce of Silver ($)	(5.61)	(8.65)	(4.43)	(5.70)

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	86.7	84.6	92.8
Lead (%)	96.5	91.6	89.8	96.2
Zinc (%)	73.7	65.7	—	73.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.0	225.6	95.5	437.9
Lead (%)	8.6	5.8	5.3	8.3
Zinc (%)	3.0	0.6	—	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,241	71	14	2,326
Gold (in thousands of ounce)	0.2	0.4	—	0.6
Lead (in thousands of pound)	29,101	1,950	190	31,242
Zinc (in thousands of pound)	7,286	253	—	7,539
Metal Sales
Silver ($)	23,406	704	149	24,259
Gold ($)	106	255	1	362
Lead ($)	18,035	1,146	126	19,307
Zinc ($)	3,626	103	—	3,729
	45,173	2,208	276	47,657
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.44	9.92	10.35	10.43
Gold ($ per ounce)	481.82	637.50	—	589.58
Lead ($ per pound)	0.62	0.59	0.66	0.62
Zinc ($ per pound)	0.50	0.41	—	0.49

(v) Ying Mine (77.5%)

Production from the Ying Mine commenced on April 1, 2006.  Since then, the Ying property has become the Company’s primary focus and most profitable project.

In Q2 2011, the Ying Mine mined 85,204 tonnes of ore. Despite the impact of the abnormally heavy rainfall in July 2010, Ying Mine’s ore production in this quarter increased by 1,941 tonnes or 2% compared to 83,263 tonnes of ore mined in the same period last year.  For the six months ended September 30, 2010, the total ore mined was 168,416 tonnes of which 6,356 was direct smelting ore.  This was slightly lower than 169,511 tonnes of ore mined in the same period last year. The reduction was mainly caused by the interruption of production due to the heavy rainfall along with a new 3-day Dragon Boat holiday introduced in China in the current year.

In Q2 2011, silver head grade improved to 461.0g/t, compared with 452.5g/t in the same quarter last year.  Lead and zinc head grades were 7.9% and 2.8%, respectively, compared to 8.1% and 3.0% a year ago.  During the six months ended September 30, 2010, head grades at the Ying Mine were 465.4g/t for silver, 8.0% for lead and 2.8% for zinc, which were comparable to 470.0g/t for silver, 8.6% for lead and 3.0% for zinc in the same period last year.

In Q2 2011, the Ying Mine produced 1.1 million ounces of silver, 13.5 million pounds of lead, and 3.3 million pounds of zinc, compared to 1.1 million ounces of silver, 14.1 million pounds of lead and 3.7 million pounds of zinc in the same quarter last year.   During the six months ended September 30, 2010, metal production was 2.2 million ounces of silver, 27.7 million pounds of lead and 6.9 million pounds of zinc, compared with 2.2 million ounces of silver, 29.1 million pounds of lead and 7.3 million pounds of zinc a year ago.

In Q2 2011, cash cost per ounce of silver was negative $7.99, representing a 28% improvement compared to the negative $6.24 in Q2 2010.  Total production cost per ounce of silver was negative 6.94, an improvement of 26% from negative $5.51 in Q1 2010.  During the six months ended September 30, 2010, cash cost and total cost per ounce of silver were negative $7.38 and negative $6.37, respectively, improved from negative $5.61 and negative $4.84 a year ago.  The lower cost was mainly due to higher by-product credits realized from higher lead and zinc prices.

In Q2 2011, the Ying Mine incurred $3.6 million (Q2 2010 — $2.0 million) of development and exploration expenditures to delineate and upgrade mineral resources by tunnelling and diamond drilling, and to sink shafts and declines.   A total of 8,746 meters (Q2 2010 — 8,115 meters) of tunnel, 10,414 meters (Q2 2010 - 6,662 meters) of diamond drilling, and 527 meters (Q2 2010 — 115 meters) of shaft and declines were completed.  For the six months ended September 30, 2010, exploration and development expenditures were $6.6 million.  With that, 22,189 meters (the 1st HY 2010 — 17,529 meters) of tunnel, 18,897 meters (the 1st HY 2010 - 16,130 meters) of diamond drilling, and 602 meters (the 1st HY 2010 — 518 meters) of shaft and declines were completed.

(vi) HPG and LM mines (80%)

In April 2010, the Company’s beneficial ownership interest in HPG and LM mines increased from 70% to 80% as the Company purchased an additional 10% interest in Henan Huawei Mining Co. Ltd., the holding company that owns the HPG and LM mines, for a consideration of $1.1 million. The Company paid for this transaction by issuing 163,916 common shares of Silvercorp.

In Q2 2011, HPG and LM mines produced 79 thousand ounces of silver, which represented a 119% increase, compared with the 36 thousand ounces of silver produced in the same period last year.  Meanwhile, 1.1 million pounds of lead and zinc were produced, which was comparable with the 1.1 million pounds of base metals produced in the same period last year.  During the six months ended September 30, 2010, HPG and LM mines produced 170 thousand ounces of silver, 3.1 million pounds of lead and zinc, up 139% and 39% from 71 thousand ounces of silver and 2.2 million pounds of base metals produced a year ago.

More ore was mined in the quarter due to mine development. Despite the fact that production from HPG Mine was most severely affected by the heavy rainfall on July 24, 2010, HPG and LM mined 15,160 tonnes of ore, 3,509 tonnes more than the same quarter last year as operations at HPG and LM mines were only partially resumed after their suspension in December 2008.  For the six months ended September 30, 2010, the HPG and LM mines mined 33,068 tonnes of ore, which was 7,931 tonnes, or 32% more than 25,137 tonnes mined in the same period last year.

Capital expenditures at HPG and LM mines in Q2 2011 was $858 (Q2 2010 - $522), with which a total of 3,106 meters of tunnel (Q2 2010 — 3,398 meters), 8,281 meters (Q2 2010 — 7,390 meters) of diamond drilling, and 146 meters (Q2 2010 — nil meters) of shaft and decline were completed.  For the six months ended September 30, 2010, HPG and LM mines incurred $1,716 (the first half year 2010 (“1st HY 2010”) — $976) exploration and development expenditures to complete 7,012 meters of tunnel (the 1st HY 2010 — 6,588 meters), 18,072 meters (the 1st HY 2010 — 13,262 meters) of diamond drilling, and 295 meters (the 1st HY 2010 — 114 meters) of shaft and decline.

(vii)  TLP Mine (77.5%)

In Q2 2011, TLP mine produced 168 thousand ounces of silver and 3.1 million pounds of base metals, compared to only seven thousand ounces of silver and 93 thousand pounds of lead in the same period last year.  For six months ended September 30, 2010, metal production was 317 thousand ounces of silver and 6.5 million pounds of base metals, compared to a nominal amount a year ago.

Capital expenditures at TLP in Q2 2011 (Q2 2010 — 2.6 million) were $1.0 million, and a total of 4,784 meters (Q2 2010 — 2,551 meters) of tunnel, 120 meters of shafts and declines (Q2 2010 — 152 meters) and 14,494 meters (Q2 2010 — 8,048 meters) of diamond drilling were completed.  For six months ended September 30, 2010, the TLP Mine incurred 2.3 million (the 1st HY 2010 - $2.6 million) exploration and development expenditures to complete 10,626 meters (the 1st HY 2010 — 4,158 meters) of tunnel, 120 meters of shafts and declines (the 1st HY 2010 — 267 meters) and 23,415 meters (the 1st HY 2010 — 12,453 meters) of diamond drilling.

(viii) Nabao Project (82%)

The Nabao Project consisted of three exploration permits.  In December 2008, the Nabao Project was put on hold and written off as a result of unfavorable exploration results and diminishing prospects for the property due to the high elevation.

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party.  As of September 30, 2010, $586 (RMB¥4.0 million) has been received and two exploration permits have been transferred to the buyer.  The transfer of the third exploration permit was still in progress as at September 30, 2010.

(ix) GC Project (95%)

During the six months ended September 30, 2010, GC Project received the Environmental Permit from the Department of Environmental Protection of Guangdong Province, an essential document required for a mining permit application in China.   The Company has now submitted an application for a mining permit to the Ministry of Land and Resources (“MOLAR”) in Beijing China. MOLAR has accepted the application along with all supporting documents.  The Company expects to receive the mining permit in the next quarter.

Once a full mine permit is granted, the Company plans to commence the construction of a 1,500 tpd mine and mill operation.

(x) Silvertip Project (100%)

Silvertip Project was acquired in February 2010.  The Company is currently conducting a diamond drilling exploration program, with a target of 15,000 meters.  An airborne geophysical survey and high flow water quality and hydrology envision sampling surveys were completed during the quarter.  The Company also commissioned a study for the design of mine waste disposal and site water management facilities.  During the three and six months ended September 30, 2010, exploration expenditures at Silvertip Project were $3.0 and $3.6 million, respectively.

4.         Q2 Financial Results

For the three and six months ended September 30, 2010, the Company’s sales and net income improved significantly from a year ago.  Such increases were mainly due to increased metal production combined with improved commodity prices.

The tables below set out selected quarterly results for the past eight quarters:

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Sales	$36,338	$36,729	$28,224	$31,283
Gross profit	26,581	26,538	19,277	24,230
Expenses and foreign exchange	5,381	5,511	3,936	5,191
Other items	1,413	807	18	(52)
Net income	12,451	14,101	9,760	12,409
Basic earnings per share	0.08	0.09	0.06	0.08
Diluted earnings per share	0.08	0.09	0.06	0.08
Cash dividend declared	3,207	3,109	3,238	3,108
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Sales	$25,085	$22,571	$17,392	$15,168
Gross profit	19,088	16,670	11,010	5,240
Expenses and foreign exchange	3,820	4,394	2,148	4,087
Impairment charges	(79)	777	2,907	47,433
Other items	(805)	60	(224)	(246)
Net income (loss)	8,893	7,487	1,238	(33,695)
Basic earnings (loss) per share	0.06	0.05	0.01	(0.22)
Diluted earnings (loss) per share	0.05	0.05	0.01	(0.22)
Cash dividend declared	3,020	2,770	2,564	2,476
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Net income in Q2 2011 was $12.5 million, or $0.08 per share, an increase of 40% over the earnings of $8.9 million, or $0.06 per share, in the same quarter last year. For the six months ended September 30, 2010, the Company recorded net income of $26.6 million, $10.2 million, or 62% higher than the same period last year.  Net earnings improved primarily due to higher metal production combined with higher realized metal prices.

Certain non-operational income statement items had significant impacts on net income during the three and six months ended September 30, 2010.  To facilitate a better understanding of the Company’s financial results to readers, adjusted net earnings were reconciled to net income by excluding the following non-operational items: (1) $1.4 million dilution gain on our investment in New Pacific Metals Corp., an affiliate of the Company; (2) $1.8 million Chinese withholding tax payment on dividends received by Silvercorp from its Chinese subsidiary; (3) an additional $1.8 million Chinese withholding tax accrued on dividends to be received in the third quarter of fiscal 2011 by Silvercorp; (4) a loss on plant and equipment of $0.5 million due to the heavy storm; and (5) miscellaneous income of $0.5 million.  With the exclusion of these items, adjusted net earnings was $14.7 million, or $0.09 per share.

Sales in Q2 2011 were $36.3 million, an increase of 45% from $25.1 million in the same quarter last year.  For the six months ended September 30, 2010, sales were $73.1 million, $25.4 million higher than a year ago.  The increase was driven by higher quantities of metals sold combined with higher realized metal prices.

The following tables summarize production, realized selling prices and revenues in each period under review:

	Three Months ended September 30,
	Production (‘000 oz or lb)		Realized selling prices ($/oz or lb)		Revenue (in ‘000$)
	Q2 2011	Q2 2010	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Silver	1,343	1,150	$14.63	$10.99	$19,642	$12,635
Gold	0.3	0.3	841.19	626.67	246	188
Lead	17,028	15,199	0.81	0.67	13,853	10,529
Zinc	3,869	3,803	0.67	0.53	2,597	2,003
Total					$36,338	$25,085

	Six Months ended September 30,
	Production (‘000 oz or lb)		Realized selling prices ($/oz or lb)		Revenue (in ‘000$)
	1st HY 2011	1st HY 2010	1st HY 2011	1st HY 2010	1st HY 2011	1st HY 2010
Silver	2,730	2,326	$14.27	$10.43	$38,950	$24,259
Gold	1.3	0.6	842.88	589.58	1,110	362
Lead	35,831	31,242	0.78	0.62	27,812	19,307
Zinc	8,299	7,539	0.63	0.49	5,195	3,729
Total					$73,067	$47,657

Cost of goods sold in Q2 2011 were $9.8 million, compared to $6.0 million in Q2 2010.  The cost of goods sold included $8.3 million (Q2 2010 - $5.2 million) cash costs and $1.5 million (Q2 2010 - $0.8 million) amortization, depletion and depreciation charges.  For the six months ended September 30, 2010 and 2009, cost of goods sold were $19.9 million and $11.9 million, respectively, including $16.9 million (the 1st HY 2010 - $10.1 million) cash costs and $3.0 million (the 1st HY 2010 - $1.8 million) amortization, depletion and depreciation charges.  The cost of goods sold increased correspondingly with increased sales.

Gross profit margin in Q2 2011 was 73%, slightly lower than the margin of 76% in the same quarter last year.  Partially offset by higher realized selling prices, the decrease of gross margin was mainly due to overall head grade decreasing to 312.0g/t from 421.1g/t in the same quarter last year. The reduction in head grades was a result of increased production of ore from HPG, LM and TLP, especially with the inclusion of some development ore that have lower grades compared to the Ying Mine.  For six months ended September 30, 2010 and 2009, gross profit margin was 73% and 75%, respectively.

Accretion on asset retirement obligation in Q2 2011 was $40, which was $9 higher than the accretion expenses of $31 recorded in the same period last year because the asset retirement obligation was higher.  In March 2010, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities according to the new environmental regulations in China, as well as the extension of mine lives and updated reserves and resources.  As a result, the undiscounted asset retirement obligation was revised upward to $3.9 million, representing a 26% increase, compared to the previous estimate of $3.1 million.  For the six months ended September 30, 2010 and 2009, accretion expenses on the asset retirement obligation were $80 and $62, respectively.

Foreign exchange loss in Q2 2011 was $376 (Q2 2010 - $82).  For the six months ended September 30, 2010 and 2009, foreign exchange gain was $168 and $1,434, respectively.  The change of foreign exchange gain and loss was mainly driven by exchange floatation between Canadian dollars, US dollars and Chinese Yuan.

General exploration and property investigation expenses in Q2 2011 were $1.1 million, which was comparable with $1.0 million recorded in the same period last year.  For the six months ended September 30, 2010 and 2009, general exploration and property investigation expenses were $2.4 and $3.3 million, respectively.  The higher expenses last year was due to a total of $1.3 million exploration expenditures incurred at TLP, HPG, and LM that were charged to general exploration expenses on the statement of operation.

Investor relations expenses of $86 in Q2 2011, representing a decrease of 22% compared to the $110 of investor relation expenses recorded in the same period last year because the Company participated in comparatively fewer investor relation events during the quarter.  For the six month ended September 30, 2010 and 2009, investor relations expenses were $171 and $181, respectively.

General and administrative expenses, including stock based compensation expense of $0.4 million (Q2 2010 - $0.5 million), were $3.3 million in Q2 2011, representing an increase of $1.5 million compared to the expenses of $1.8 million incurred in the same period last year.  For the six months ended September 30, 2010 and 2009, general and administrative expenses were $7.5 million and $4.5 million, respectively.  The increase was mainly attributable to (1) accrued performance bonus, (2) donation made at the Ying Mining Camp and (3) higher stock-based compensation recorded.

Professional fees in Q2 2011 were $0.3 million compared to professional fees of $0.7 million in the same period last year.  For six months ended September 30, 2010 and 2009, professional fees were $0.6 million and 1.2 million, respectively.  The higher professional fees recorded last year was mainly due to the fees related to the unsolicited take over bid for another mining company, which was terminated in July 2009.

Equity loss on investment in NUX in Q2 2011 was $58, representing a decrease of 57% compared to the loss of $136 recorded in the same period last year.  For six months ended September 30, 2010 and 2009, such equity loss was $96 and $218, respectively.  The Company recorded on the statement of operations its proportionate share of New Pacific Metals Corp (“NUX”)’s net loss.

Dilution gain on investment in NUX in Q2 2011 was $1.39 million.  During this quarter, the Company’s interest in NUX decreased from 23% to 16% as NUX issued shares to acquire another public company.  This transaction resulted in a dilution gain to the Company.

Loss on disposal of plant and equipment in Q2 2011 was $0.5 million.  The loss was from the damaged buildings, roads and equipment caused by the heavy storm in July.

Interest income in Q2 2011 was $326, representing an increase of $166 compared to interest income of $160 recorded in the same period last year.  For the six months ended, interest income was $591, representing an increase of $193 compared to interest income of $398 in the same period last year.

The increase was mainly because more cash was invested in term deposits in China to earn higher interest income during the current period.

Income tax expenses in Q2 2011 were $5.6 million, an increase of 139% or $3.2 million over the income tax expense of $2.4 million recorded in the same period last year. The income tax expenses recorded in Q2 2011 included current income tax expenses of $4.8 million (Q2 2010 — $1.9 million) and a future income tax expense of $807 (Q2 2010 — $412).  The increase of income tax expenses was mainly attributable to the withholding tax of $3.6 million levied on dividend paid from the Company’s Chinese subsidiary, of which $1.8 million was charged to current income tax and $1.8 was charged to future income tax.  There was $1.2 million recovery included in future income tax in Q2 2010 due to recognition of future income tax assets in Henan Huawei.   For the six months ended September 30, 2010 and 2009, income tax expenses were $8.9 million and $3.7 million, respectively.

5.         Liquidity and Capital Resources

Cash and cash equivalents and short term investments at September 30, 2010 was $110.2 million, an increase of $15.5 million, or 16%, from $94.7 million at March 31, 2010.

Working capital at September 30, 2010 was $89.0 million, up $9.4 million, or 12% from $79.7 million at March 31, 2010.

Cash flows from operating activities, before non-cash working capital changes, generated $18.8 million in Q2 2011, up 21% compared to $15.6 million in the same quarter last year.  For the six months ended September 30, 2010, cash flow from operations was $40.3 million, $13.6 million or 51% higher than $26.7 million in the same period last year.  The increase in cash flow from operations resulted from improved operating earnings due to higher commodity price and higher metal production at the Ying Mining Camp.  Changes in non-working capital were mainly driven by the decrease of customer deposits, as well as payments to vendors for goods and services received in previous periods.

Cash flows from investing activities in Q2 2011 was $4.3 million, comprised of cash from the redemption of short term investments of $15.6 million, reduced by $9.3 million capital expenditures and $2.0 million long term investment.  In the same quarter last year, $13.5 million was used in investing activities, which consisted of $4.8 million spent to purchase short term investments, $7.4 million capital expenditures and $1.3 million used to acquire long-term investment. The increase in cash flow from investing activities mainly resulted from redemption of short-term investment. For six months ended September 30, 2010, cash flow used in investing activities was $17.8 million, representing $5.3 million or 43% more than the $12.5 million used in the same period last year. Increase in cash flows used in investing activities for the 1st HY of 2011 compared to the same period last year was mainly due to more plant and equipment purchases and higher capital expenditures spent on Silvertip’s drilling program, which commenced in September 2010.

Cash flows used in financing activities was $2.0 million in Q2 2011, which was $4.1 million less than the $6.1 million spent in Q2 2010.   Higher cash flows used in financing activities last year was mainly caused by $3.3 million dividend payment made to non-controlling shareholders (the “NCI”) of Henan Found.  For the six months ended September 30, 2010, cash flow used in financing activities was $5.5 million, representing $1.1 million decrease from the 1st HY last year. This difference was also due to the $3.3 million dividend distributed to the NCI, reduced by the $3.0 million proceeds from bank loan in 1st HY 2010.  Other major items from cash flows used in financing activities include, in 1st HY of 2011, repayment of bank loan $1.5 million (the 1st HY 2010 - $658) and proceeds from issuance of common shares $2.0 million (the 1st HY 2010 - $57).

Contractual Commitments and Contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

The Company entered into office rental agreements with total rental expense of $1,166 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$174	$374	$356	$262	$1,166

Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock.  No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.         Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at September 30, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,263	$—	$—	$66,263
Short term investments: warrants	—	475	—	475
Short term investments: other than warrants	43,451	—	—	43,451
Receivables and deposits	2,767	—	—	2,767
Amounts due from related parties	54	—	—	54
Restricted cash	—	77	—	77
Available-for-sale marketable securities	3,579	—	—	3,579

Financial liabilities
Accounts payable and accrued liabilities	$—	$13,913	$—	$13,913
Deposits received	—	1,688	—	1,688
Dividends payable	—	3,207	—	3,207
Amounts due to related parties	5,380	—	—	5,380

7.   Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.   Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amounts due from related parties	September 30, 2010	March 31, 2010
New Pacific Metals Corp. (a)	$54	$138

Amounts due to related parties	September 30, 2010	March 31, 2010
Henan Non-ferrous Geology Bureau (e)	$5,380	$—

	Three months ended September 30,		Six months ended September 30,
Transactions with related parties	2010	2009	2010	2009
New Pacific Metals Corp. (a)	$93	$53	$152	$88
Quanfa Exploration Consulting Services Ltd. (b)	—	—	—	88
McBrighton Consulting Ltd.(c)	54	48	109	92
R. Feng Consulting Ltd. (d)	114	81	196	163
Henan Non-ferrous Geology Bureau (e)	5,380	3,292	5,380	3,292
	$5,641	$3,474	$5,837	$3,723

(a)   New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2010, the Company recovered $93 and $152, respectively (three and six months ended September 30, 2009 - $53 and $88, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

The Company entered into a Credit Agreement (the “Agreement”) with NUX on July 2, 2010, subsequently amended on August 24, 2010. Pursuant to the agreement, NUX is granted a line of credit with aggregated principal amount up to CAD $15 million. The line of credit bears an interest rate of prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets. On October 21, 2010, NUX used the line of credit the first time to draw CAD $2.35 million.

(b)   Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and six months ended September 30, 2010, the Company paid $nil (three and six months ended September 30, 2009 - $nil and $88, respectively) to Quanfa for its consulting services provided.

(c)   During the three and six months ended September 30, 2010, the Company paid $54 and $109, respectively (three and six months ended September 30, 2009 - $48 and $92, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)   During the three and six months ended September 30, 2010, the Company paid $114 and $196, respectively (three and six months ended September 30, 2009 - $81 and $163, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)   Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $5,380 (March 31, 2010 - $nil) owed to Henan Geology Bureau as at September 30, 2010 represented the dividend declared by Henan Found. During the three and six months ended September 30, 2010, Henan Found declared $5,380 and $5,380, respectively (three and six months ended September 30, 2009 - $nil) dividends to Henan Geology Bureau.

The transactions with related parties during the period were measured at the exchange amount, which was the amount of consideration established and agreed by the parties. The balances with related parties were unsecured, non-interest bearing, and due on demand.

9.      Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported on the Consolidated Financial Statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. There has been no change to the Company’s critical accounting policies and estimates since fiscal year 2010 ended March 31, 2010. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended March 31, 2010.

10.    Future Accounting Changes

(a) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

(b) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of fiscal 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the conversion project to develop an effective plan and continues to assess resource and training requirements as the project progresses. The Company’s conversion plan consists of the following four phases: scoping and planning, diagnostic assessment, operations implementation and post implementation. The Company has completed the scoping and planning phase. The scoping and planning phase involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected by the conversion and developing a project charter, implementation plan and communication strategy. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, financial instruments and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

The diagnostic assessment phase (“phase 2”) which is in progress will result in the selection of IFRS accounting policies and transitional exemption decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes and resources impacted. The Company has completed the selection of IFRS accounting policies and transitional exemptions decisions. Estimates of the quantified impacts of anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet have been substantially completed and business processes and resources impacted have been identified. The Company’s IFRS transition date balance sheet as at April 1, 2010 is scheduled to be reviewed by the Audit Committee in the third quarter of fiscal 2011. As a result of phase 2, the Company has identified the key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS, listed below. This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS. As noted above, the Company has substantially, but not yet fully, completed the quantification of the impact of these changes at this stage in our conversion project.

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principle. The most significant IFRS optional exemptions which we are likely to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.

IFRS 3, Business combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.

IAS 21, Cumulative translation differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.

IAS 23, Borrowing costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.

IAS 27, Non-controlling interests

Allows an entity to apply IAS 27 paragraphs 28, 30, 31, and 34-37 on a prospective basis from the date of transition. This avoids the requirement to restate non-controlling interests that had a deficit balance in prior periods.

IAS 27, Investments in subsidiaries, jointly controlled entities and associates

Allows a first time adopter to measure its investments in subsidiaries, jointly controlled entities and associates at either (a) cost; or (b) fair value at the entity’s date of transition as deemed cost.

IFRIC 1, Decommissioning liabilities	This exemption allows a first time adopter to utilize a more straightforward methodology for measuring the liability and cost of the related asset.

Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the IFRS opening balance sheet at April 1, 2011, fiscal 2012 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at April 1, 2011 were substantially completed during the quarter.

Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond. The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

(c) Business combination and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective on January 1, 2011 with early adoption available. The Company did not adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

11.    Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2010.

12.    Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)  Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding — 165,218,344 common shares with a recorded value of $151.3 million

Shares subject to escrow or pooling agreements - $nil.

(b)  Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
90,799	4.32	July 23, 2011
507,600	6.74	April 10, 2012
90,000	6.95	October 1, 2012
101,700	9.05	January 16, 2013
50,000	7.54	May 13, 2013
316,250	5.99	July 1, 2013
88,000	3.05	October 1, 2013
836,649	2.65	April 19, 2014
385,083	7.00	January 5, 2015
250,542	7.40	April 20, 2015
446,500	8.23	October 3, 2015
3,163,123

(c)  Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	30-Jul-2015

13.    Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutes; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended March 31, 2010; and note 13 of the consolidated financial statements for Q2 2011. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

14.    Disclosure Controls and Procedures

Silvercorp’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

(a) Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

•       pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and disposition of Silvercorp’s assets,

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorization of management and Silvercorp’s directors, and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Silvercorp’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(b) Changes in Internal Controls over Financial Reporting (“ICFR”)

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

15.           Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Corporate Secretary

Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations

Robert Gayton, Director

16.           Outlook for Fiscal 2011

Ying Mining Camp, Henan Province, China

As of September 30, 2010, the Company has mined 299,427 tonnes of ore at grades of 319 g/t silver, 5.8% lead and 1.9% zinc.  For the whole fiscal year 2011, the Company’s production target is to produce approximately 570,000 tonnes of ore at a grade of 320 g/t silver, 6% lead and 2% zinc, yielding 5.3 million ounces of silver, 72 million pounds of lead and 17 million pounds of zinc.

Using the average metal prices in Q2 2011 and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of approximately $150 million, and cash flow of $85 million.  Capital expenditures for fiscal 2011 are budgeted at $13 million at the Ying Mining Camp - including $7 million for the Ying Mine, $4 million for the TLP mine and $2 million for the HPG and LM Mines.

GC Project, Guangdong Province, China

At the GC Project in Guangdong Province, China, Silvercorp submitted a mining permit application to the Ministry of Land and Resources (“MOLAR”).  MOLAR has accepted the application along with all supporting documents.  The Company expects to receive the mining permit in the next quarter.  Once the GC mining permit is granted, the Company plans to commence the construction of a 1,500 tonnes per day mine and mill operation.

BYP Project, Hunan Province, China

On November 8, 2010, Silvercorp announced that it has signed a share purchase agreement and a Sino-Foreign cooperative joint venture contract to acquire a 70% equity interest in Yunxiang Mining Co. Ltd. (“Yunxiang”), a local private mining company in Hunan Province. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc (Au-Pb-Zn) Mine, located 220 km southwest, or a 3 hour drive, from Changsha, Hunan’s capital city.  The cost of the share purchase and the Joint Venture capital investment is approximately US$33 million for Silvercorp.   Full details are in a separate press release issued by the Company on November 8, 2010.

Silvertip Project, British Columbia, Canada

Within the next 6 months, the Company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes.  The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels.  Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and mine operations.

Exploration drilling will continue to mid-December 2010 with a target of 15,000 meters of drilling.  The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $7-8 million, including $4-5 million for exploration, and $3 million for permitting, camp facilities, and related infrastructure development.

Future Acquisitions

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

Filing of Final Base Shelf Prospectus

Silvercorp has filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding amendment to its registration statement with the United States Securities and Exchange Commission.  These filings will allow the Company to make offerings of debt securities (“Debt Securities”), common shares (“Common Shares”), warrants to purchase Common Shares and warrants to purchase Debt Securities (the “Warrants”), or subscription receipts which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants or Debt Securities of the Company or any combination thereof (“Subscription Receipts”), (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$120,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective.  Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.  Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities.

A registration statement relating to these Securities has also been filed with the United States Securities and Exchange Commission but has not yet become effective.  These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the final short form base shelf prospectus may be obtained from the Company’s Corporate Secretary by emailing investor@silvercorp.ca or directing a request to Silvercorp at Suite 1376 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, Telephone 1-888-224-1881, Attn: Corporate Secretary, or can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”,

“anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things:

•                                          the price of silver and other metals;

•                                          estimates of the Company’s revenues and capital expenditures;

•                                          estimated production from the Company’s mines in the Ying Mining Camp; and;

•                                          timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

•              fluctuating commodity prices;

•              exploration and development programs;

•                                          feasibility and engineering reports;

•                                          permits and licenses;

•              First Nations title claims and rights;

•              operations and political conditions;

•              regulatory environment in China and Canada;

•              environmental risks; and

•                                          risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.